Exhibit 99.38

Consent of Simon Shankie

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Gold X2 Mining Inc. being filed with the United States Securities and Exchange Commission.

/s/ Simon Shankie

Simon Shankie, M.Sc., P.Geo.

Dated:  July 16, 2026